Exhibit 2

Avricore Health Inc.

Management’s Discussion & Analysis

For the three months ended

March 31, 2026

Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the period ended March 31, 2026 is prepared as of June 1, 2026. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the period ended March 31, 2026 and audited consolidated financial statements for the year ended December 31, 2025 and the related notes thereto.

Our consolidated financial statements are prepared in accordance IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedarplus.ca) and on the Company’s website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results, and in Avricore’s annual financial statements and the notes thereto. These documents are available at www.sedarplus.ca.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

OVERVIEW

Avricore Health is committed to advancing pharmacy practice and patient care by acquiring and developing innovative early-stage technologies. At the core of this strategy is HealthTab™, our wholly owned turnkey point-of-care testing (POCT) platform that empowers pharmacies to become proactive community diagnostic centers.

HealthTab™ enhances the role of pharmacists in delivering frontline care by enabling rapid screening and clinical decision-making directly at the pharmacy counter. With a growing focus on accessible, efficient care—especially for chronic disease management—HealthTab™ contributes to improved patient outcomes and creates long-term value for all stakeholders.

Avricore continues to reach critical milestones, driven by strategic expansion and innovative offerings. These efforts position the company for sustained growth and market leadership in the evolving healthcare ecosystem.

Adapting to a Changing Healthcare Landscape

Healthcare systems globally are under increasing pressure due to budget constraints, clinician shortages, and rising demand for services. In Canada, over 6 million people lack access to a family doctor, and among those who do, only 29% receive timely care. Compounding the challenge, nearly a third of family doctors are expected to retire or leave the profession within the next three years. In the UK, with just 25% of physicians serving as GPs, individual practitioners are managing caseloads averaging 2,300 patients each.

As these strains intensify, pharmacy is emerging as a key player in delivering primary care services. HealthTab™ is at the forefront of this shift—offering pharmacists tools to conduct essential screenings, identify urgent care needs, and forge deeper patient relationships. The platform reduces the burden on traditional healthcare settings and helps drive efficiencies in care delivery.

The market demand for point-of-care solutions continues to grow, accelerated by the need for cost-effective, scalable, and decentralized care. HealthTab™ is uniquely positioned to meet this demand, providing innovative solutions where and when patients need them most.

HEALTHTAB™ – KEY DEVELOPMENTS

●	59 HealthTab™ systems were operating in the UK as of March 31, 2026; 46 in North East London, and 6 in North Central London and 7 in additional locations outside London

●	HealthTab™ is being deployed in a new pilot launched by Barts Health NHS Trust, in collaboration with UCL Partners and the British Heart Foundation (BHF), to deliver inclisiran cholesterol-lowering injections through community pharmacies – a major expansion to secondary prevention.

●	HealthTab has gained meaningful traction within the NHS, including the screening of more than 3,500 patients in community pharmacies across North East and North Central London through a collaboration with Barts Health NHS Trust. In an initial lipid-screening cohort of 556 patients, approximately one in five was identified as having elevated cardiovascular risk.

●	During an initial one-month pilot of HbA1c testing for diabetes screening, the Company completed 2,295 HbA1c tests across 57 locations, achieving a monthly per-location average 10 times higher than previously achieved in Canada.

Growth Strategy 2026 and Beyond:

The Company is implementing its strategy to grow HealthTab™ in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services. The Company has staged over 700 analysers from Canada to the UK. This transition enhances resource efficiency and reduces upfront capital requirements for expanded device deployment.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

UK Market Opportunity

The timing of the Company’s strategic efforts is driven by unprecedented UK government investment in UK pharmacy services:

●	On May 29, 2026, the Department of Health and Social Care and NHS England announced a £340 million government-funded deal for community pharmacy in 2026–2027, agreed with Community Pharmacy England, which will roll out NHS-funded Independent Prescribing nationally from autumn 2026. For the first time, qualified community pharmacists will be able to assess patients and prescribe NHS medicines directly across a range of conditions as a nationally commissioned service — the realization of the Independent Prescribing mandate previously set out under the Pathfinder Programme, reinforcing the shift toward community-based diagnosis and the point-of-care screening required to support it. The deal builds on the Pharmacy First service, which delivered over 3.3 million consultations between March 2025 and February 2026, up 43% year-over-year. (Source)
●	The UK Government’s foundational strategy for the nation is detailed in its Plan for Change, launched in late 2024, where it lays out specific goals to increase access to NHS lead care by focusing on community care options, like pharmacy, and engaging in preventative health measures, specifically for chronic diseases, such as heart disease. (Source: pg. 27).
●	On March 31, 2025, following a 6-week consultation, the Department of Health and Social Care announced an extra £617 million over 2 years to support community pharmacy, including fee increases for blood-pressure screening to identify undiagnosed hypertension. (source)
●	The Community Pharmacy Pathfinder Program lays out the mandate and milestones for pharmacists to become Independent Prescribers, giving them the ability, for the first time, to directly diagnose and prescribe for chronic conditions, such as cardiovascular disease. (source) This shift is expected to increase the need for point-of-care screening and testing infrastructure to support pharmacy-led clinical services..
●	The NHS committed £645 million (approx. $1.1 billion CAD) to its Pharmacy First program in 2024.
●	Currently, the NHS has one of the lowest family doctors to patient ratios it’s had in decades, meaning one GP is responsible for almost 2300 patients on average.
●	The NHS has mandated standardized electronic health records integration across all NHS services (HealthTab™ is a digital platform that integrates with electronic health record systems).
●	Pharmacy-based screening programs have shown strong patient uptake. On October 11, 2024, the NHS Confederation, who represents NHS providers with over 1.5 million staff, caring for more than 1 million patients a day and control £150 billion of public expenditure, released their report measuring return on investment (ROI) for healthcare expenditures. The report listed community based cardiovascular disease screening and prevention as one of the best ROI’s at £7.52 per £1 and £9 for diabetes invested after five years, further stating that “Implementing community pharmacies to aid in the detection of cardiovascular disease provided the quickest return, within one year.”
●	There are nearly 12,000 pharmacies in the UK, and more than half are participating currently in POCT blood-pressure screening, conducting approximately 250,000 screenings per month, demonstrating high amounts of undiagnosed hypertension.
●	Recently, the NHS announced “shocking” findings of the rapid rise of strokes in people over 50, rising 55% in the last ten years. (Source)
●	Only about 7% of UK pharmacies are profitable, adding services will not only ensure better access to care for patients and reduce acute and long-term chronic disease costs, but also ensure financial security for these critical healthcare access points. (Source)

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

UK Implementation and Expansion

Since the Company’s first HealthTab™ UK deployment in North East London pharmacies in Q2 2025, the Company has achieved the following milestones:

●	HealthTab™ is being deployed in a new pilot launched by Barts Health NHS Trust, in collaboration with UCL Partners and the British Heart Foundation (BHF), to deliver inclisiran cholesterol-lowering injections through community pharmacies – a major expansion to secondary prevention.

●	HealthTab has gained meaningful traction within the NHS, including the screening of more than 3,500 patients in community pharmacies across North East and North Central London through a collaboration with Barts Health NHS Trust. In an initial lipid-screening cohort of 556 patients, approximately one in five was identified as having elevated cardiovascular risk.

●	During an initial one-month pilot in March 2026 of HbA1c testing for diabetes screening, the Company completed 2,295 HbA1c tests across 57 locations, achieving a monthly per-location average 10 times higher than previously achieved in Canada.HealthTab™ is at the core of a high-profile point-of-care testing collaboration that includes UCL Partners (UCLP), a health innovation company located in London, England. UCLP is the largest academic health science centre in the world, treats more than 1.5 million patients each year, has a combined annual turnover of around £2 billion and includes around 3,500 scientists, senior researchers and consultants.

●	HealthTab™ has integrated with NHS digital pathways, achieving data access objectives set out in current plans, and is continuing with further API connections.

●	Focus is on areas with highest preventable disease burden. The Company’s first HealthTab™ UK deployment in North East London pharmacies targeted an area with significant cardiovascular disease burden and demonstrated the HealthTab™ platform’s potential for rapid scaling.

●	ACR testing for kidney disease screening expected in Q3 2026.

Recently, the British Medical Journal published a comprehensive review of point-of-care devices used within the UK, noting that two-thirds fail to meet standards. The project lead for the HealthTab NE London Initiative was invited to comment on the review in the Pharmaceutical Journal as the project’s prominence and leadership in this area were noted for utilizing best practices to ensure the highest standards. Read the full article here.

The reseller agreement between HealthTab™ Inc. and Abbott Rapid Diagnostics Limited UK & Ireland provides a foundation for HealthTab™ to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom.

Continuing and New Canadian Initiatives:

●	In September 2023, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2™ blood-chemistry analyzer as well as the ID Now™ molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

●	After the initial launch, the Company was pleased to announce further expansion of HealthTab™ with Rexall Pharmacy Group ULC (“Rexall”). The Companies have been working closely to develop the best patient approaches and internal workflows to ensure the most successful deployment of this powerful point-of-care testing platform.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

●	22 HealthTab™ systems were operating in Rexall stores as of March 31, 2026; 14 in Ontario, 7 in Alberta and 1 is Saskatchewan. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback

~~●~~	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTab™ platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTab™ account. This integration provides a more comprehensive health data tool for combating diabetes. Oongoing efforts to encourage patient engagement are active. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

Canadian Healthcare Environment:

Most provinces have expanded pharmacists’ scope of practice to include prescribing for minor ailments, interpreting lab results, and performing certain point-of-care tests to support chronic disease management. While HbA1c and lipid testing are approved tests offered by HealthTab™ on the Afinion 2™, there is not yet broad provincial reimbursement for these tests.

During the pilot with Shoppers Drug Mart®, over 15,000 HealthTab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTab™ enabled an increase in the value of services they were able to provide to their patients.

Our Journey So Far

2019 - Refocused the Company on HealthTab™, emphasizing data generation and improved patient outcomes. Explored onsite workplace testing and secured a tentative agreement with a leading occupational health testing service provider. Faced financial challenges but implemented a new finance team and began funding and reorganization efforts.

2020 - Closed a $1M financing after significant effort, however the COVID-19 pandemic caused the loss of the onsite testing agreement. Used the pandemic period to negotiate down and clear debts. Began discussions with Abbott, leading to new opportunities with Shoppers Drug Mart (SDM). Launched the first Private Placement under the new team.

2021 - Successfully raised over $4M through two oversubscribed placements and options exercises. Conducted the first SDM pilot, driving expanded locations and business development momentum.

2022 - Scaled up HealthTab™ with SDM after a successful pilot, generating substantial revenues for the first time. Expanded the product line by adding ID Now™ for virus testing under the Abbott distribution agreement.

2023 - Achieved record revenues as HealthTab™ expanded to hundreds of new locations, including multi-device sites. Secured a partnership with Rexall and launched the first international opportunity through a UK feasibility study with Barts Heart Centre and HEART UK. Introduced glucose meter integration, enhancing patient insights.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

2024 - Began the strategic shift into the UK pharmacy market while winding down the Shoppers Drug Mart partnership in Canada. The Company launched its first UK deployment in North East London community pharmacies in collaboration with Barts Health NHS Trust and UCLPartners, supported by increased NHS investment in pharmacy services, compelling health-economic evidence for cardiovascular screening, and a solid cash position to begin redeploying assets into the UK market.

2025 - Completed the UK pivot, establishing the Company’s London head office, UK data infrastructure, NHS data integrations, and staging approximately 700 analyzers and supporting hardware for redeployment. HealthTab™ expanded across UK pilots in North East and North Central London, advanced into NHS secondary-prevention care pathways, and continued to grow in Canada through Rexall following the conclusion of Shoppers Drug Mart operations.

2026 – Expanded from North East and North Central London to other London regions, Completed an initial one-month pilot of HbA1c testing for diabetes screening, ACR testing for kidney disease screening expected Q3 2026.

Key Strategic Inputs - How we’ve developed a winning strategy

Market Research and Analysis:

	●	Evaluated the current state and identified weaknesses and opportunities in digital healthcare technology and POCT in pharmacies.
	●	Understood the regulatory environment and compliance requirements.
	●	Analyzed competitors and their offerings.

Identify Target Audience:
	●	Defined the primary audience, such as pharmacies, partners, payors, and consumers.
	●	Understood the specific needs and pain points of each target segment.

Collaboration:

	●	Developed ways to partner with existing digital healthcare technology providers to integrate solutions seamlessly with pharmacy systems.
	●	Ensured compatibility with various devices and platforms to enhance accessibility.

Education and Training:

	●	Developed comprehensive training programs for pharmacy teams.
	●	Developed educational insights within HealthTab™ to enhance user experience.

Regulatory Compliance:

	●	Remained current on healthcare regulations and compliance standards.
	●	Ensured that HealthTab™, instruments and tests met all necessary regulatory requirements.

Strategic Partnerships:

	●	Sought partnerships to enhance our offering.
	●	Focused on collaborative interoperability.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

Marketing and Promotion:

	●	Tested messaging approaches.
	●	Worked with partners to develop end-user messaging through various approaches and iterations.

Data Security and Privacy:

	●	Implemented stringent data security measures to protect patient information.
	●	Built a platform where privacy and security strengths have built trust among pharmacies and end-users.

Customer Support and Feedback:

	●	Engaged with pharmacy clients on feedback to address UX experiences and uses.
	●	Collected/analyzed feedback from pharmacies and end-users to continuously improve and refine the technology.

Cost-Benefit Analysis:

	●	Provided a clear cost-benefit analysis to showcase the financial advantages of implementing digital healthcare technology and POCT in pharmacies.

User Incentives:

	●	Created a platform where health data can be utilized to drive new economic relationships with partners, driving incentives for patients and partners to engage with HealthTab™.

Monitoring and Continuous Improvement:

	●	Implemented systems to monitor the effectiveness and usage of HealthTab™, providing real-time insights.
	●	Regularly evaluated and updated the strategy based on market dynamics, technological advancements, and user feedback.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

Selected Financial Information and Additional Disclosure

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2025	2024	2023
Total revenue	$533,884	$4,785,711	$3,485,147
Loss from operations	$(1,858,747)	$(668,977)	$(701,215)
Loss per share – basic and diluted	$(0.02)	$(0.01)	$(0.01)
Total assets	$563,125	$2,298,544	$2,538,205
Total current liabilities (1)	$173,561	$330,817	$529,218
Total non-current financial liabilities	Nil	Nil	Nil

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected audited consolidated financial data for each of the eight most recent quarters. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Mar 2026	Dec 2025	Sep 2025	June 2025	March 2025	Dec 2024	Sep 2024	June 2024
Revenue	44,315	33,451	37,680	28,692	434,061	1,421,076	1,195,122	1,045,206
Gross profit (loss)	(8,580)	(7,307)	(52,600)	(48,095)	346,297	589,930	434,791	370,775
Share-based compensation	9,857	38,957	51,506	128,353	61,861	174,013	338,089	1,598
Comprehensive income (loss)	(204,218)	(942,798)	(379,050)	(459,692)	(77,300)	(712,521)	(179,065)	54,022
Net profit (loss)/share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	0.00
Total Assets	584,369	563,125	1,329,290	1,667,495	2,139,345	2,298,544	3,024,103	2,618,384

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026 and 2025

	Three months ended March 31
	2026	2025

Revenue	$44,315	$434,061
% Change	-90%

Gross profit (Loss)	$(8,580)	$346,297
% Change	-102%

For the three months ended March 31, 2026 and 2025:

The Company recorded a comprehensive loss of $204,218 for the period ended March 31, 2026 (2025 – $77,300).

Significant changes are as follows:

●	Revenue decreased to $44,315 (2025 - $434,061) a 90% decrease due to the conclusion of the relationship with Shoppers Drug Mart. Cost of sales of $52,895 (2025- $87,764) is predominantly comprised of hosting and software, reagents and amortization of system analyzers. The balance is attributed to cost of quality control, shipping and certain fixed system fees. Gross loss amounted to $8,580 (2025 – Gross profit of $346,297) a 102% decrease.

●	Management fees decreased to $Nil (2025 - $54,000) due to the departure of the previous CEO.

●	Share-based compensation of $9,857 (2025 - $61,861) was recognized for stock options issued and vested during the period.

●	Consulting fees decreased to $69,000 (2025 - $88,640) due to reduced use of consultants during the current period.

●	Professional fees decreased to $47,637 (2025 - $81,366) due to lower engagement of professional service providers in the current period.

●	General and administrative costs decreased to $96,683 (2025 - $126,746) mostly due to lower travel costs incurred.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through cash from operations and the issuance of common shares. We believe that our cash on hand, the expected future cash inflows from revenues, and cash savings from redeployment of devices to be sufficient to finance our working capital for the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products and services are insufficient to fund our working capital and operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Cash flows

Sources and Uses of Cash:	Three months ended March 31,
	2026	2025
	$	$
Cash provided by (used in) operating activities	(25,438)	219,441
Cash used in investing activities	(2,846)	(82,373)
Cash used in financing activities	-	-
Cash and Cash Equivalents, closing balance	200,301	1,269,705

There is an overall cash outflow of $28,284 for the three months ended March 31, 2026 compared to the cash inflow of $137,068 in the comparable period in 2025.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

●	the extent to which we will be commercially successful in launching HealthTab™ in new markets,

●	the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

●	the redeployment of existing devices to new locations in Canada and the UK. Management estimates that the Company will not need to use cash to invest in devices for the next 12 to 18 months.

●	the ability of the Company to raise capital through the issuance of its securities.

As at March 31, 2026, the Company had a working capital of $11,574 (2025 – $192,772) and $53,721 (2025 - $37,332) in receivables.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2026 and 2025, the Company recorded the following transactions with related parties:

a)	$5,400 in office rent (2025 – $5,400) to a company controlled by the Chief Executive Officer (CEO) of the Company.

b)	$3,000 in office rent (2025 – $3,000) to a company controlled by the Chief Financial Officer (CFO) of the Company.

c)	$4,955 for analyser quality control services (2025 - $2,414) to a company controlled by the CEO of the Company. This amount is recorded under the cost of sales.

d)	$Nil for consulting services (2025 - $4,640) to the brother of the CEO of the Company.

Related party transactions not otherwise described in the condensed consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following for the three months ending March 31:

Type of transaction	2026	2025
	$	$
Consulting fees to the CEO	54,000	54,000
Management fees to the former CEO	-	54,000
Professional fees to a company controlled by the CFO	32,100	32,100
Share-based compensation	7,045	42,696
	93,145	182,796

At March 31, 2026, included in accounts payable and accrued liabilities is $122,580 due to related parties (December 31, 2025 - $46,890). These balances are unsecured, non-interest bearing, and due on demand.

SUBSEQUENT EVENTS

The Company announced a non-brokered private placement of up to 25,000,000 units at a price of $0.05 per unit for gross proceeds of $1,250,000. Each unit consists of one common share and one half transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 24 months from the closing date of the offering at a price of $0.10 per common share.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Common Shares	101,289,664
Stock Options	13,098,000
Warrants	-

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The condensed consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore’s products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, term deposits and accounts receivable. The Company’s cash and cash equivalents and term deposits are held through a large Canadian financial institution. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. Approximately 71% of trade receivables are due from one customer at March 31, 2026 (2025 – 72% from one customer).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised. As at March 31, 2026, the Company’s liabilities $389,166 (2025 - $173,561) were comprised of accounts payable $381,064, payroll payable of $7,744 and GST payable $358 (2025 – $172,521, $Nil and $1,040, respectively).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company is exposed to foreign exchange rate risk mainly due to its operations in United Kingdom. The Company manages its risk by using accredited financial institutions to process its foreign currency transactions ensuring the market rate of foreign exchange.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

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Avricore Health Inc. Management’s Discussion and Analysis March 31, 2026

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors Rodger Seccombe, CEO, Director Kiki Smith, CFO David Hall, Chairman Alan Arnstein, Director Christine Hrudka, Director Dr. Robert Sindelar, Director Thomas Teahen, Director	Contact Avricore Health Inc. Suite 1120 - 789 West Pender St. Vancouver, BC V6C 1H2 Tel: 778-968-1176

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